UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

Beneficial Interest, par value $1.00 per share

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102107

709102503

709102602

709102701

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107

CUSIP No. 709102503

CUSIP No. 709102602

CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% of the outstanding shares of Beneficial Interest
2.2% of the outstanding shares of Series B Preferred Stock
1.6% of the outstanding shares of Series C Preferred Stock
2.6% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

2

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		630,317 shares of Beneficial Interest 42,963 shares of Series B Preferred Stock 74,879 shares of Series C Preferred Stock 30,749 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,317 shares of Beneficial Interest 42,963 shares of Series B Preferred Stock 74,879 shares of Series C Preferred Stock 30,749 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,317 shares of Beneficial Interest 42,963 shares of Series B Preferred Stock 74,879 shares of Series C Preferred Stock 30,749 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest
1.2% of the outstanding shares of Series B Preferred Stock
1.1% of the outstanding shares of Series C Preferred Stock
Less than 1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

3

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the outstanding shares of Series B Preferred Stock 3.1% of the outstanding shares of Series C Preferred Stock 3.3% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

4

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CUSIP No. 709102602

CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		47,385 shares of Series B Preferred Stock 18,827 shares of Series C Preferred Stock 95,723 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

47,385 shares of Series B Preferred Stock 18,827 shares of Series C Preferred Stock 95,723 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,385 shares of Series B Preferred Stock 18,827 shares of Series C Preferred Stock 95,723 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.9% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

5

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% of the outstanding shares of Beneficial Interest
2.2% of the outstanding shares of Series B Preferred Stock
1.6% of the outstanding shares of Series C Preferred Stock
2.6% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

6

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CUSIP No. 709102602

CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

911,548.4 shares of Beneficial Interest 74,398 shares of Series B Preferred Stock 111,416 shares of Series C Preferred Stock 128,244 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% of the outstanding shares of Beneficial Interest
2.2% of the outstanding shares of Series B Preferred Stock
1.6% of the outstanding shares of Series C Preferred Stock
2.6% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

7

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CUSIP No. 709102602

CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		630,317 shares of Beneficial Interest 238,150 shares of Series B Preferred Stock 304,185 shares of Series C Preferred Stock 291,472 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,317 shares of Beneficial Interest 238,150 shares of Series B Preferred Stock 304,185 shares of Series C Preferred Stock 291,472 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,317 shares of Beneficial Interest 238,150 shares of Series B Preferred Stock 304,185 shares of Series C Preferred Stock 291,472 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest
6.9% of the outstanding shares of Series B Preferred Stock
4.4% of the outstanding shares of Series C Preferred Stock
5.8% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

8

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,541,865.4 shares of Beneficial Interest 312,548 shares of Series B Preferred Stock 415,601 shares of Series C Preferred Stock 419,716 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,541,865.4 shares of Beneficial Interest 312,548 shares of Series B Preferred Stock 415,601 shares of Series C Preferred Stock 419,716 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,541,865.4 shares of Beneficial Interest 312,548 shares of Series B Preferred Stock 415,601 shares of Series C Preferred Stock 419,716 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9% of the outstanding shares of Beneficial Interest
9.1% of the outstanding shares of Series B Preferred Stock
6.0% of the outstanding shares of Series C Preferred Stock
8.4% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

CO

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1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING	190,000 shares of Beneficial Interest
1,541,865.4 shares of Beneficial Interest
312,548 shares of Series B Preferred Stock
415,601 shares of Series C Preferred Stock
419,716 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
	10	SHARED DISPOSITIVE POWER

190,000 shares of Beneficial Interest
1,541,865.4 shares of Beneficial Interest
312,548 shares of Series B Preferred Stock
415,601 shares of Series C Preferred Stock
419,716 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,865.4 shares of Beneficial Interest 312,548 shares of Series B Preferred Stock 415,601 shares of Series C Preferred Stock 423,716 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% of the outstanding shares of Beneficial Interest
9.1% of the outstanding shares of Series B Preferred Stock
6.0% of the outstanding shares of Series C Preferred Stock
8.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN

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The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV, Cygnus V and Cygnus VI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 911,548.4 shares of Beneficial Interest, 74,398 shares of Series B Preferred Stock, 111,416 shares of Series C Preferred Stock and 128,244 shares of Series D Preferred Stock beneficially owned by Cygnus Opportunity is approximately $1,473,688, $694,972, $915,350 and $965,700, respectively, excluding brokerage commissions. The aggregate purchase price of the 630,317 shares of Beneficial Interest, 42,963 shares of Series B Preferred Stock, 74,879 shares of Series C Preferred Stock and 30,749 shares of Series D Preferred Stock beneficially owned by Cygnus IV is approximately $774,733, $394,220, $639,625 and $246,268, respectively, excluding brokerage commissions. The aggregate purchase price of the 147,802 shares of Series B Preferred Stock, 210,479 shares of Series C Preferred Stock and 165,000 shares of Series D Preferred Stock beneficially owned by Cygnus V is approximately $951,262, $1,326,313 and $1,140,027, respectively, excluding brokerage commissions. The aggregate purchase price of the 47,385 shares of Series B Preferred Stock, 18,827 shares of Series C Preferred Stock and 95,723 shares of Series D Preferred Stock beneficially owned by Cygnus VI is approximately $340,872, $49,607 and $618,607, respectively, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including Securities held in an account by his spouse, which Mr. Swann shares voting and dispositive power over, and an individual retirement account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 191,000 shares of Beneficial Interest and 4,000 shares of Series D Preferred Stock beneficially owned by Mr. Swann is approximately $195,167 and $31,666, respectively, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons as of the close of business on June 24, 2022, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 80,612,437 shares of Beneficial Interest, (ii) 3,450,000 shares of Series B Preferred Stock outstanding, (iii) 6,900,000 shares of Series C Preferred Stock outstanding and (iv) 5,000,000 shares of Series D Preferred Stock outstanding as of May 4, 2022 as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022.

(c) The transactions in the Securities during the past 60 days by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

12

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Cygnus Property Fund VI, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

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SCHEDULE A

Transactions in the Securities During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Cygnus Opportunity Fund, LLC

Purchase of Series D Preferred Stock	2,500	3.8624	05/02/2022
Purchase of Series C Preferred Stock	300	3.6683	05/03/2022
Purchase of Series D Preferred Stock	700	3.6386	05/03/2022
Purchase of Series C Preferred Stock	2,100	3.9301	05/06/2022
Purchase of Series D Preferred Stock	863	3.5050	05/06/2022
Purchase of Series D Preferred Stock	2,000	3.7265	05/06/2022
Purchase of Series D Preferred Stock	2,000	3.7145	05/09/2022
Purchase of Series D Preferred Stock	500	3.6269	05/10/2022
Purchase of Series C Preferred Stock	300	2.8488	05/12/2022
Purchase of Series D Preferred Stock	200	2.5825	05/12/2022
Purchase of Series D Preferred Stock	101	2.6599	05/12/2022
Purchase of Series D Preferred Stock	1,035	2.6100	05/12/2022
Purchase of Series D Preferred Stock	500	2.9432	05/13/2022
Purchase of Series C Preferred Stock	900	2.9779	05/16/2022
Purchase of Series D Preferred Stock	700	2.9422	05/16/2022
Purchase of Series C Preferred Stock	500	3.7200	05/17/2022
Purchase of Series C Preferred Stock	700	3.3943	05/23/2022
Purchase of Series C Preferred Stock	1,200	3.2717	05/24/2022
Purchase of Series D Preferred Stock	1,000	3.1834	05/24/2022
Purchase of Series D Preferred Stock	300	3.5867	06/08/2022
Sale of Beneficial Interest	(0.6000)	3.9480	06/15/2022
Purchase of Series B Preferred Stock	400	3.2000	06/16/2022
Purchase of Series D Preferred Stock	2,000	3.1155	06/16/2022
Purchase of Series D Preferred Stock	5,000	2.8800	06/16/2022
Purchase of Series B Preferred Stock	100	3.2000	06/17/2022
Purchase of Series D Preferred Stock	1,000	2.7212	06/17/2022
Purchase of Series D Preferred Stock	1,000	2.8572	06/17/2022
Purchase of Series C Preferred Stock	2,000	3.0243	06/21/2022
Purchase of Series D Preferred Stock	3,000	3.0320	06/21/2022
Sale of Series B Preferred Stock	(7,601)*	2.7657	06/23/2022
Sale of Series C Preferred Stock	(12,379)*	2.3576	06/23/2022
Sale of Series D Preferred Stock	(14,249) *	2.3766	06/23/2022

CUSIP No. 709102107

CUSIP No. 709102503

CUSIP No. 709102602

CUSIP No. 709102701

Cygnus Property Fund IV, LLC

Purchase of Series B Preferred Stock	7,601*	2.7657	06/23/2022
Purchase of Series C Preferred Stock	12,379*	2.3576	06/23/2022
Purchase of Series D Preferred Stock	14,249*	2.3766	06/23/2022

Cygnus Property Fund VI, LLC

Purchase of Series C Preferred Stock	500	3.4620	05/27/2022
Purchase of Series C Preferred Stock	2,052	3.2955	06/10/2022
Purchase of Series D Preferred Stock	832	3.1449	06/10/2022
Purchase of Series D Preferred Stock	2,500	3.2908	06/10/2022
Purchase of Series D Preferred Stock	2,000	3.4183	06/10/2022
Purchase of Series D Preferred Stock	1,000	2.7530	06/16/2022
Purchase of Series B Preferred Stock	93	2.8200	06/22/2022
Purchase of Series C Preferred Stock	8,475	2.5640	06/22/2022
Purchase of Series D Preferred Stock	2,100	2.5505	06/22/2022
Purchase of Series D Preferred Stock	5,000	2.5776	06/22/2022
Purchase of Series B Preferred Stock	2,407	2.8200	06/23/2022
Purchase of Series B Preferred Stock	400	2.8700	06/23/2022
Purchase of Series B Preferred Stock	3,000	2.7000	06/23/2022
Purchase of Series C Preferred Stock	500	2.7347	06/23/2022
Purchase of Series C Preferred Stock	1,000	2.8770	06/23/2022
Purchase of Series C Preferred Stock	3,000	2.6100	06/23/2022
Purchase of Series C Preferred Stock	3,000	2.4053	06/23/2022
Purchase of Series D Preferred Stock	500	2.5700	06/23/2022
Purchase of Series D Preferred Stock	3,500	2.3974	06/23/2022
Purchase of Series D Preferred Stock	5,000	2.4290	06/23/2022

* Represents a portfolio rebalancing transaction.